UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cytokinetics, Incorporated

File No. 0-50633 - CF#24004
_____

   Cytokinetics, Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2009.

   Based on representations by Cytokinetics, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

       Exhibit 10.71   through April 29, 2015
       Exhibit 10.74   through August 6, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Sonia G. Barros
          Special Counsel